Exhibit 99.2

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT OF INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30TH JUNE, 2004

The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) is pleased to announce the unaudited interim financial results of the Company and its subsidiaries (collectively referred to as the “Group”) for the six months ended 30th June, 2004. The unaudited interim financial results have been reviewed by the Company’s Audit Committee.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th June, 2004

		(Unaudited)
		Six months ended 30th June,
	Note	2004	2003
		RMB’000	RMB’000
Turnover	3	3,857,479	5,053,531
Cost of sales		(3,054,240)	(3,805,278)

Gross profit		803,239	1,248,253
Other revenues	3	58,020	63,004
Selling expenses		(218,796)	(276,805)
General and administrative expenses		(260,714)	(249,865)
Other operating expenses		(20,982)	(41,618)

Operating profit	4	360,767	742,969
Interest income	3	27,200	19,452
Interest expense		(100,907)	(74,566)
Share of profits less losses of:
Jointly controlled entities		76,363	42,144
Associated companies		47,248	58,666

Profit before taxation		410,671	788,665
Taxation	5	(59,697)	(99,236)

Profit after taxation		350,974	689,429
Minority interests		56,648	(115,454)

Profit attributable to shareholders		407,622	573,975

Dividends	6	19,450	38,510

Basic earnings per share	7	RMB0.1111	RMB0.1566

Fully diluted earnings per share	7	RMB0.1042	N/A

NOTES TO THE CONDENSED ACCOUNTS

1.	Organisation and operations

The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), respectively.

2.	Basis of preparation and accounting policies

These unaudited condensed consolidated accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice Number 25, “Interim Financial Reporting”, issued by the Hong Kong Institute of Certified Public Accountants.

These condensed accounts should be read in conjunction with the 2003 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December, 2003.

3.	Turnover, other revenues and segment information

The Company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the “PRC”).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	Six months ended 30th June,
	2004	2003
	RMB’000	RMB’000
Turnover
Sale of minibuses and automotive components	2,747,821	3,085,012
Sale of Zhonghua sedans	1,109,658	1,968,519

	3,857,479	5,053,531
Other revenues	58,020	63,004
Interest income	27,200	19,452

	85,220	82,456
Total revenues	3,942,699	5,135,987

In accordance with the Group’s internal financial reporting, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2004, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components; (2) manufacture and sale of Zhonghua sedans; and (3) manufacture and sale of BMW sedans.

Business segments — for the six months ended 30th June, 2004

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture
	and automotive	sale of Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	2,778,714	1,155,386	—	3,934,100
Intersegment sales	(30,893)	(45,728)	—	(76,621)

	2,747,821	1,109,658	—	3,857,479

Segment results	486,013	(90,197)	—	395,816

Unallocated costs				(35,049)

Operating profit				360,767
Interest income				27,200
Interest expense				(100,907)
Share of profits less losses:
Jointly controlled entities	40,801	—	35,562	76,363
Associated companies	375	46,873	—	47,248

Profit before taxation				410,671
Taxation				(59,697)

Profit after taxation				350,974
Minority interests				56,648

Profit attributable to shareholders				407,622

4.	Operating profit

Operating profit is stated after crediting and charging the following:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Crediting
Gain on disposal of fixed assets, net	3,351	795
Reversal of provision for impairment loss on investment securities	13,058	—
Provision for doubtful debts written back	1,135	—

Charging
Cost of inventories sold (including depreciation and amortisation but net of reversal of net realisable value provision for inventory)	3,057,915	3,805,278
Amortisation of intangible assets included in
— Cost of sales	112,546	112,546
— General and administrative expenses	154	635
Amortisation of deferred expenses	4,460	—
Depreciation of fixed assets	201,310	224,190
Amortisation of goodwill included in
— General and administrative expenses	12,145	12,145
— Share of profits less losses:
— Jointly controlled entities	10,743	10,742
— Associated companies	890	890
Net realisable value provision for inventory included in general and administrative expenses	2,458	20,804
Staff costs (excluding directors’ emoluments)	162,296	168,539
Provision for doubtful debts	1,975	4,252
Exchange loss, net	2,757	1,228
Research and development costs included in general and administrative expenses	65,074	49,290
Provision for warranty	10,579	42,049
Operating lease rentals on:
— land and buildings and equipment	6,576	7,259
— machinery and equipment	6,584	—

5.	Taxation

Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Current taxation:
— Hong Kong profits tax	—	—
— PRC enterprise income tax	57,168	91,362
Deferred taxation relating to the origination and reversal of temporary differences	(6,395)	3,283

	50,773	94,645
Share of taxation of jointly controlled entities:
Current taxation:
PRC enterprise income tax	4,812	4,591

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Share of taxation of associated companies:
Current taxation:
PRC enterprise income tax	4,112	—

Taxation charge	59,697	99,236

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average taxation rate of the companies within the Group as follows:

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Profit before taxation	410,671	788,665
Calculated at a weighted average statutory taxation rate in the PRC of 18.52% (2003: 21.24%)	76,041	167,521
Effect of tax holiday	(27,470)	(80,579)
Expenses not deductible for taxation purpose	11,126	12,294

	59,697	99,236

6.	Dividends

	(Unaudited)
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
2003 final dividends, declared of HK$0.01 (2002: HK$0.01) per ordinary share (Note (a))	38,900	39,210
2004 interim dividends, proposed of HK$0.005 (2003: HK$0.01) per ordinary share (Note (b))	19,450	38,510

	58,350	77,720

Notes:

(a)	At an annual general meeting held on 25th June, 2004, a final dividend of HK$0.01 per ordinary share for the year ended 31st December, 2003 was declared.

(b)	At a meeting held on 23rd September, 2004, the directors declared an interim dividend of HK$0.005 per ordinary share for the six months ended 30th June, 2004. This proposed dividend is not reflected as a dividends payable in these condensed accounts, but has been reflected as an appropriation of retained earnings for the six months ended 30th June, 2004.

7.	Earnings per share

The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately RMB407,622,000 (2003: RMB573,975,000), divided by 3,668,390,900 shares (2003: 3,666,052,900 shares) outstanding during the period.

The diluted earnings per share for the six months ended 30th June, 2004 is based on the adjusted net profit attributable to shareholders of approximately RMB418,231,000 which is the net profit attributable to shareholders for the period adjusted for the accrued interest expense related to the convertible bonds of approximately RMB6,149,000 and amortisation of deferred expenses incurred in connection with the issuance of convertible bonds of approximately RMB4,460,000 divided by 4,014,393,659 ordinary shares, being the weighted average number of ordinary shares in issue during the period plus the weighted average number of 6,872,324 ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised and the weighted number of 339,139,435 ordinary shares deemed to be issued if all the convertible bonds were converted into ordinary shares. No diluted earnings per share for the six months ended 30th June, 2003 has been presented as the effect of the assumed conversion of the potential ordinary shares outstanding is anti-dilutive.

8.	Contingent liabilities

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Bank notes endorsed or discounted but not yet honored	1,417,942	1,492,000
Corporate guarantees for bank loans and notes drawn by Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”) and its affiliated companies (including a cross-guarantee by Shanghai Shenhua amounting to RMB490,000,000)	286,000	690,000
A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd., an associated company of the Group, on a long-term bank loan which will expire in 2008	262,000	344,000
Corporate guarantees for bank loans drawn by an affiliated company of Brilliance Holdings Limited	300,000	300,000
Corporate guarantees for bank loans drawn by Shenyang JinBei Automotive Company Limited	200,000	100,000
Letter of credits issued	23,949	32,000

     Other than the above, the Group was also subject to the following contingencies as at 30th June, 2004:

(a)	The Group has provided a guarantee to BMW Holdings BV guaranteeing the performance by Shenyang JinBei Automotive Industry Holdings Company Limited of its obligations under the joint venture agreement for establishment of BMW Brilliance Automotive Ltd.

(b)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claimed that the Company was aware of the trust arrangement and further alleged that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino sought recovery of the Sale Shares and, in the alternative, damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company took out summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003, the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. On 4th March, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, Broadsino’s application was refused.

Broadsino has issued a Notice of Appeal dated 18th June, 2004, whereby it seeks to appeal in the Court of Appeal of Bermuda, Civil Appellant jurisdiction the decision of the Supreme Court of Bermuda dated 31st December, 2003. The Company has responded with a notice of cross appeal dated 21st July, 2004. It is anticipated that there will be further written submissions from each of Broadsino and the Company, with the Appeal to be considered at a hearing in the Court of Appeal to commence on or about 17th March, 2005. Broadsino has also been directed to provide security for the Company’s costs of appeal.

The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group.

(c)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”). On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. Directions have been given by the Court for Lists of Documents to be exchanged within 28 days of the close of pleadings, with inspection of documents to take place within 14 days thereafter. Based on the claims set out in the Statement of Claim and the Reply to Defence, the directors of the Company do not believe the Action has had or will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to defend the Action vigorously.

9.	Comparison of US GAAP and HK GAAP

The Group has prepared a separate set of accounts for the six months ended 30th June, 2004 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

	Unaudited
	Six months ended
	30th June,
	2004	2003
	RMB’000	RMB’000
Profit attributable to shareholders reported under HK GAAP	407,622	573,975
Stock-based compensation (a)	—	(143,814)
Depreciation on additional capitalised borrowing costs (b)	—	(655)
Write-off of development costs, net of sharing by minority shareholders (c)	(68,202)	(11,786)
Reversal of goodwill amortisation (d)	23,778	23,777
Reversal of provision for impairment loss on investment securities (e)	(13,058)	—
Others	833	1,873

Profit attributable to shareholders reported under US GAAP	350,973	443,370

	(Unaudited)	(Audited)
	30th June,	31st December,
	2004	2003
	RMB’000	RMB’000
Net assets reported under HK GAAP	7,260,374	6,891,652
Capitalisation of borrowing costs (b)	11,803	11,803
Write-off of development costs, net of sharing by minority shareholders (c)	(174,419)	(106,217)
Reversal of goodwill amortisation (d)	120,338	96,560
Excess of the unrealised gain on marketable available-for-sale securities under US GAAP over the reversal of impairment loss on investment securities under HK GAAP (e)	24,887	—
Others	(6,658)	(7,491)

Net assets reported under US GAAP	7,236,325	6,886,307

In preparing the summary of differences between HK GAAP and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these accounts to determine reported amounts, including realisability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

A summary of the principal differences applicable to the Group is set out below:

(a)	On 18th December, 2002, Huachen, the single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the closing price of the shares on the same date was HK$1.45 per share.

The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principle Board Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that discounts granted to employees under a compensatory share option scheme should be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of grant. For the six months ended 30th June, 2003, compensation expense of approximately RMB144 million associated with the call options was charged to the consolidated profit and loss account under US GAAP.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income must be recognised as income in the profit and loss account instead of being netted off from the eligible interest expense. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

(d)	Under HK GAAP, goodwill is amortised on a straight-line basis over the expected future economic life of 20 years from its initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill will not be amortised but rather will be tested at least annually for impairment.

(e)	During the six months ended 30th June, 2004, management considered the situation that previously led to impairment loss against investment securities no longer existed, and hence reversed the provision for impairment loss of approximately HK$13,058,000 under HK GAAP. The reversal was limited to the amount of accumulated impairment provision previously made. Under US GAAP, the investment securities are classified as marketable available-for-sale securities and are carried at fair value. Unrealised gains of approximately RMB37,945,000 during the six months ended 30th June, 2004 were reported as a component of other comprehensive income and were not charged to the profit and loss account.

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Review

Unaudited consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Yuming Machinery Industrial Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd., Shenyang Brilliance Dongxing Automotive Component Co., Ltd., Shenyang ChenFa Automobile Component Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the first six months of 2004 were RMB3,857.5 million, representing a 23.7% decrease from RMB5,053.5 million for the same period in 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and Zhonghua sedans.

Shenyang Automotive sold a total of 31,416 minibuses in the first half of 2004, representing a 12.5% decrease from 35,924 minibuses sold during the same period in 2003. Of these vehicles sold, 28,335 were Mid-priced Minibuses, representing a 10.2% decrease from 31,568 units sold during the same period in 2003. Unit sales of Deluxe Minibuses decreased by 29.3% from 4,356 units in the first half of 2003 to 3,081 units for the same period in 2004. Shenyang Automotive sold 8,400 Zhonghua sedans in the first half of 2004, representing a 45.8% decrease from 15,498 sedans sold during the same period in 2003.

Unaudited cost of sales decreased by 19.7% from RMB3,805.3 million in the first six months of 2003 to RMB3,054.2 million for the same period in 2004. This decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in the first six months of 2004. Cost of sales as a percentage of sales was 79.2% for the first half of 2004, compared to 75.3% for the first half of 2003. The overall gross profit margin of the Group decreased from 24.7% for the first half of 2003 to 20.8% for the same period in 2004, as a result of lower gross profit margin of minibuses and Zhonghua sedans due to the decrease in average selling prices resulting from changes in product mix of the minibuses and the decrease in sales volume of Zhonghua sedans.

Unaudited other revenues decreased by 7.9% from RMB63.0 million in the first half of 2003 to RMB58.0 million for the same period in 2004. The difference was primarily due to the recognition of an one-off subsidy income in the amount of RMB5.7 million by a subsidiary in the same period in 2003.

Unaudited selling expenses decreased by 21.0% from RMB276.8 million, representing 5.5% of turnover in the first half of 2003, to RMB218.8 million, representing 5.7% of turnover for the same period in 2004. The decrease was primarily due to the decrease in warranty cost in relation to Zhonghua sedans in the first half of 2004 as there were one-off extended warranties offered by the Group in 2003. Unaudited general and administrative expenses slightly increased by 4.3% from RMB249.9 million in the first six months of 2003 to RMB260.7 million for the same period in 2004. The increase was primarily due to the increase in research and development expense incurred on the “Granse” minibus (known as the “Grace” minibus before February 2004) in the first half of 2004.

Unaudited interest expense net of interest income increased by 33.7% from RMB55.1 million in the first six months of 2003 to RMB73.7 million for the same period in 2004 due to the increase in interest expense from notes payable and convertible bonds issued in November 2003.

Unaudited share of profits less losses of jointly controlled entities and associated companies increased by 22.6% from RMB100.8 million for the first half of 2003 to RMB123.6 million for the same period in 2004. The increase was mainly due to the contribution of profit from BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, in the first half of 2004. BMW Brilliance Automotive Ltd. has commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and sold sedans since the fourth quarter of 2003. A total of 4,983 BMW sedans were sold in the first half of 2004.

Unaudited profit before taxation decreased by 47.9% from RMB788.7 million for the first half of 2003 to RMB410.7 million for the same period in 2004. Unaudited taxation decreased by 39.8% from RMB99.2 million for the first half of 2003 to RMB59.7 million for the same period in 2004, as a result of the decrease in the taxable income of the Group in the first half of 2004.

As a result, unaudited profit attributable to shareholders decreased by 29.0% to RMB407.6 million for the first half of 2004 from RMB574.0 million for the same period in 2003. Unaudited basic earnings per share decreased by 29.1% to RMB0.1111 for the first half of 2004 from RMB0.1566 for the same period in 2003. Diluted earnings per share for the first half of 2004 was RMB0.1042.

Prospects

Recently implemented macro-economic policies and austerity measures in China have resulted in significantly reduced domestic demand for automobiles since the second quarter of 2004. As a result, the Group’s sales for the first half of 2004 were approximately RMB3.9 billion, representing a decrease of 23.7% from the first half of 2003, while net income was RMB407.6 million, representing a decrease of 29.0%.

We remain confident in the long-term prospects and growth potential of the Chinese automotive industry based on the significant improvement in living standards and average income and the low car penetration rate in China to date, and the anticipated upward trends in the future. Nevertheless, the medium-term business outlook remains difficult to predict, due to market-wide uncertainties such as the impact of austerity measures, the further tightening of credit, the pricing pressure and the pace and strength of the recovery in the automotive industry in China. It is neither clear when the Chinese government’s austerity measures will be lifted, nor when the growth rate of the Chinese automobile industry will return to previous levels. We believe it is likely that the slowdown in the Chinese automotive sector will continue in the second half of 2004 and for the immediate periods thereafter, resulting in continued pressure on our businesses.

Given these circumstances, the Group has taken the following proactive measures to cope with the challenges and to maintain a competitive stance:

1.	Broadening and adapting product offerings by introducing new and innovative products to meet customers’ current and future demands/trends and maintain our market share;

2.	Enlarging and diversifying the client-base by focusing on the needs of specifically targeted customer groups, such as government authorities, nation-wide taxi companies and major hotel groups;

3.	Strengthening and capitalizing on our relationships with foreign strategic partners in terms of the development of new products and the exploration of potential new export markets for our products; and

4.	Improving operational efficiency by implementing cost reduction programs, increasing domestic component ratios, optimizing resources and reinforcing internal controls and management directives.

In summary, the competition in the Chinese automotive sector is expected to intensify in the second half of 2004 due to the recent decrease in the rate of growth of demand for automobiles in China. The Group will continue to take proactive marketing and operational measures with the aim of ensuring future profitability and positive returns for our shareholders. We believe that the growth and future of the Group very much depends on the prosperity and growth trends in China, in which we have full and utmost confidence.

Liquidity and Financial Resources

As of 30th June, 2004, the Group had RMB2,307.1 million in cash and cash equivalents, RMB396.2 million in short-term bank deposits and RMB3,480.6 million in pledged short-term bank deposits. The Group had bank notes payable of RMB5,308.5 million, outstanding short-term bank loans of RMB600 million and no long-term bank loans outstanding as of 30th June, 2004. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 30th June, 2004, none of the Convertible Bonds had been converted into the ordinary shares of the Company.

Contingent Liabilities

Details of the contingent liabilities are set out in note 8 to the condensed accounts.

Debt to Equity Ratio

The debt to equity ratio, computed by dividing total liabilities by shareholders’ equity, as of 30th June, 2004, was approximately 1.44 (30th June, 2003: 1.19). The increase of the ratio is primarily due to the issue of the Convertible Bonds in the second half of 2003.

Use of Proceeds

On 28th November, 2003, Brilliance Finance, a wholly owned subsidiary of the Company, issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Up to 30th June, 2004, the Group had utilized US$164 million for general corporate and working capital purposes. The remaining unused balance of US$30 million had been placed with banks as interest-bearing, foreign currency denominated short-term bank deposits.

Foreign Exchange Risks

The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 30th June, 2004.

Employees and Remuneration Policy

The Group employed approximately 9,300 employees as at 30th June, 2004. Employee costs (excluding directors’ emoluments) amounted to approximately RMB162.3 million for the six months ended 30th June, 2004. The Group ensures that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, with a share option scheme.

INTERIM DIVIDEND

The Board is pleased to declare an interim dividend of HK$0.005 per ordinary share for the six months ended 30th June, 2004 to shareholders whose names appear on the Register of Members as at 15th October, 2004. The dividend will be paid to shareholders on or before 21st October, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Wednesday, 13th October, 2004 to Friday, 15th October, 2004, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration no later than 4:00 p.m. on Tuesday, 12th October, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s listed securities for the six months ended 30th June, 2004.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not at any time during the six months ended 30th June, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), except that the independent non-executive directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

The Audit Committee of the Company comprises Mr. Xu Bingjin and Mr. Song Jian, both of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the unaudited interim accounts for the six months ended 30th June, 2004.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”). The Company has made specific enquiry of all directors as to compliance with the Model Code during the six months ended 30th June, 2004 and they all confirmed that they have fully complied with the required standard set out in the Model Code.

PUBLICATION OF FINANCIAL INFORMATION

The Group’s 2004 interim report containing all the information required by paragraphs 46(1) to 46(6) in Appendix 16 to the Listing Rules in force prior to 31st March, 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July, 2004 under the transitional arrangement, will be published on the website of the Stock Exchange in due course.

By Order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong, 23rd September, 2004

* For identification purposes only

As at the date hereof, the Board comprises, Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Hong Xing, Mr. Su Qiang (also known as Mr. So Keung), Mr. He Tao (also known as Mr. Ho To) and Mr. Yang Mao Zeng, all of whom are executive directors; Mr. Wu Yong Cun and Mr. Lei Xiaoyang, both of whom are non-executive directors; and Mr. Xu Bingjin and Mr. Song Jian, both of whom are independent non-executive directors.